Exhibit 99.1

ASUR Announces Total Passenger Traffic for August 2021

Compared with pre-pandemic levels of August 2019, passenger traffic declined 8.4% in Mexico and 7.6% in Colombia, and increased 14.8% in Puerto Rico

MEXICO CITY, Sept. 7, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for August 2021 reached a total of 4.6 million passengers, 4.3% below the levels reported in August 2019, reflecting a continued recovery in travel demand in general and the rollout of vaccination campaigns in the US and gradual advances in Mexico, despite restrictions and requirements in certain countries of the world to contain the spread of the virus.

When compared to pre-pandemic levels of August 2019, passenger traffic declined 8.4% in Mexico and 7.6% in Colombia, while traffic in Puerto Rico increased 14.8%.

This announcement reflects comparisons between August 1 through August 31, 2021, from August 1 through August 31, 2020 and August 1 through August 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		August		% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
	2019	2020	2021			2019	2020	2021
Mexico	2,915,346	1,075,163	2,669,223	148.3	(8.4)	23,564,174	10,409,349	18,137,183	74.2	(23.0)
Domestic Traffic	1,546,236	763,367	1,347,712	76.5	(12.8)	11,078,558	5,312,411	9,470,412	78.3	(14.5)
International Traffic	1,369,110	311,796	1,321,511	323.8	(3.5)	12,485,616	5,096,938	8,666,771	70.0	(30.6)
San Juan, Puerto Rico	815,043	302,237	935,781	209.6	14.8	6,501,170	3,208,288	6,490,941	102.3	(0.2)
Domestic Traffic	733,331	292,894	872,000	197.7	18.9	5,801,363	2,977,554	6,173,739	107.3	6.4
International Traffic	81,712	9,343	63,781	582.7	(21.9)	699,807	230,734	317,202	37.5	(54.7)
Colombia	1,100,536	4,304	1,016,541	23,518.5	(7.6)	7,793,748	2,681,723	5,897,201	119.9	(24.3)
Domestic Traffic	929,410	3,569	865,436	24,148.7	(6.9)	6,591,052	2,279,695	5,036,353	120.9	(23.6)
International Traffic	171,126	735	151,105	20,458.5	(11.7)	1,202,696	402,028	860,848	114.1	(28.4)
Total Traffic	4,830,925	1,381,704	4,621,545	234.5	(4.3)	37,859,092	16,299,360	30,525,325	87.3	(19.4)
Domestic Traffic	3,208,977	1,059,830	3,085,148	191.1	(3.9)	23,470,973	10,569,660	20,680,504	95.7	(11.9)
International Traffic	1,621,948	321,874	1,536,397	377.3	(5.3)	14,388,119	5,729,700	9,844,821	71.8	(31.6)

Mexico Passenger Traffic
		August			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,546,236	763,367	1,347,712	76.5	(12.8)	11,078,558	5,312,411	9,470,412	78.3	(14.5)
CUN	Cancun	867,640	521,976	824,710	58.0	(4.9)	6,001,677	2,951,018	5,814,426	97.0	(3.1)
CZM	Cozumel	17,655	4,191	23,963	471.8	35.7	136,407	44,592	102,552	130.0	(24.8)
HUX	Huatulco	74,618	21,694	55,589	156.2	(25.5)	523,054	188,685	400,251	112.1	(23.5)
MID	Merida	218,032	68,691	161,810	135.6	(25.8)	1,683,745	771,251	1,123,637	45.7	(33.3)
MTT	Minatitlan	12,115	3,622	7,446	105.6	(38.5)	94,879	40,498	61,962	53.0	(34.7)
OAX	Oaxaca	93,255	29,788	69,083	131.9	(25.9)	660,885	340,660	483,276	41.9	(26.9)
TAP	Tapachula	30,222	24,673	36,102	46.3	19.5	242,101	160,222	255,863	59.7	5.7
VER	Veracruz	123,754	46,646	84,294	80.7	(31.9)	925,202	430,923	643,342	49.3	(30.5)
VSA	Villahermosa	108,945	42,086	84,715	101.3	(22.2)	810,608	384,562	585,103	52.1	(27.8)
International Traffic		1,369,110	311,796	1,321,511	323.8	(3.5)	12,485,616	5,096,938	8,666,771	70.0	(30.6)
CUN	Cancun	1,301,415	297,389	1,237,207	316.0	(4.9)	11,781,655	4,728,363	8,129,187	71.9	(31.0)
CZM	Cozumel	20,700	8,181	28,766	251.6	39.0	277,507	147,457	243,899	65.4	(12.1)
HUX	Huatulco	2,366	309	2,438	689.0	3.0	106,685	78,019	18,083	(76.8)	(83.1)
MID	Merida	17,541	779	20,574	2,541.1	17.3	143,676	65,407	120,920	84.9	(15.8)
MTT	Minatitlan	864	104	815	683.7	(5.7)	5,480	2,151	4,080	89.7	(25.5)
OAX	Oaxaca	15,739	2,112	14,098	567.5	(10.4)	100,345	43,065	73,927	71.7	(26.3)
TAP	Tapachula	1,517	652	2,464	277.9	62.4	9,468	4,847	7,192	48.4	(24.0)
VER	Veracruz	6,871	811	10,512	1,196.2	53.0	46,552	17,295	51,764	199.3	11.2
VSA	Villahermosa	2,097	1,459	4,637	217.8	121.1	14,248	10,334	17,719	71.5	24.4
Traffic Total Mexico		2,915,346	1,075,163	2,669,223	148.3	(8.4)	23,564,174	10,409,349	18,137,183	74.2	(23.0)
CUN	Cancun	2,169,055	819,365	2,061,917	151.6	(4.9)	17,783,332	7,679,381	13,943,613	81.6	(21.6)
CZM	Cozumel	38,355	12,372	52,729	326.2	37.5	413,914	192,049	346,451	80.4	(16.3)
HUX	Huatulco	76,984	22,003	58,027	163.7	(24.6)	629,739	266,704	418,334	56.9	(33.6)
MID	Merida	235,573	69,470	182,384	162.5	(22.6)	1,827,421	836,658	1,244,557	48.8	(31.9)
MTT	Minatitlan	12,979	3,726	8,261	121.7	(36.4)	100,359	42,649	66,042	54.9	(34.2)
OAX	Oaxaca	108,994	31,900	83,181	160.8	(23.7)	761,230	383,725	557,203	45.2	(26.8)
TAP	Tapachula	31,739	25,325	38,566	52.3	21.5	251,569	165,069	263,055	59.4	4.6
VER	Veracruz	130,625	47,457	94,806	99.8	(27.4)	971,754	448,218	695,106	55.1	(28.5)
VSA	Villahermosa	111,042	43,545	89,352	105.2	(19.5)	824,856	394,896	602,822	52.7	(26.9)

US Passenger Traffic, San Juan Airport (LMM)
		August			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
SJU Total		815,043	302,237	935,781	209.6	14.8	6,501,170	3,208,288	6,490,941	102.3	(0.2)
Domestic Traffic		733,331	292,894	872,000	197.7	18.9	5,801,363	2,977,554	6,173,739	107.3	6.4
International Traffic		81,712	9,343	63,781	582.7	(21.9)	699,807	230,734	317,202	37.5	(54.7)
Colombia Passenger Traffic Airplan
		August			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		929,410	3,569	865,436	24,148.7	(6.9)	6,591,052	2,279,695	5,036,353	120.9	(23.6)
MDE	Rionegro	681,701	1,560	620,779	39,693.5	(8.9)	4,782,801	1,625,268	3,467,579	113.4	(27.5)
EOH	Medellin	100,487	1,237	95,201	7,596.1	(5.3)	708,345	245,887	595,592	142.2	(15.9)
MTR	Monteria	87,511	105	100,086	95,220.0	14.4	647,864	259,877	632,739	143.5	(2.3)
APO	Carepa	19,548	63	19,647	31,085.7	0.5	143,361	50,637	131,589	159.9	(8.2)
UIB	Quibdo	32,500	590	27,027	4,480.8	(16.8)	246,693	84,694	183,534	116.7	(25.6)
CZU	Corozal	7,663	14	2,696	19,157.1	(64.8)	61,988	13,332	25,320	89.9	(59.2)
International Traffic		171,126	735	151,105	20,458.5	(11.7)	1,202,696	402,028	860,848	114.1	(28.4)
MDE	Rionegro	171,126	735	151,105	20,458.5	(11.7)	1,202,696	402,028	860,848	114.1	(28.4)
EOH	Medellin	-					-
MTR	Monteria	-	-	-			-	-	-
APO	Carepa	-	-	-			-	-	-
UIB	Quibdo	-	-	-			-	-	-
CZU	Corozal	-	-	-			-	-	-
Traffic Total Colombia		1,100,536	4,304	1,016,541	23,518.5	(7.6)	7,793,748	2,681,723	5,897,201	119.9	(24.3)
MDE	Rionegro	852,827	2,295	771,884	33,533.3	(9.5)	5,985,497	2,027,296	4,328,427	113.5	(27.7)
EOH	Medellin	100487	1,237	95,201	7,596.1	(5.3)	708,345	245,887	595,592	142.2	(15.9)
MTR	Monteria	87,511	105	100,086	95,220.0	14.4	647,864	259,877	632,739	143.5	(2.3)
APO	Carepa	19,548	63	19,647	31,085.7	0.5	143,361	50,637	131,589	159.9	(8.2)
UIB	Quibdo	32,500	590	27,027	4,480.8	(16.8)	246,693	84,694	183,534	116.7	(25.6)
CZU	Corozal	7,663	14	2,696	19,157.1	(64.8)	61,988	13,332	25,320	89.9	(59.2)
Colombia Passenger Traffic Airplan
		July		% Chg 2021vs 2020		% Chg 2021vs 2019	Year to date		% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		903,812	1,654	841,393	50,770.2	(6.9)	5,661,642	2,276,126	4,170,917	83.2	(26.3)
MDE	Rionegro	655,875	49	603,161	1,230,840.8	(8.0)	4,101,100	1,623,708	2,846,800	75.3	(30.6)
EOH	Medellin	98,190	1,002	92,305	9,112.1	(6.0)	607,858	244,650	500,391	104.5	(17.7)
MTR	Monteria	87,586	138	95,527	69,122.5	9.1	560,353	259,772	532,653	105.0	(4.9)
APO	Carepa	19,456	81	19,430	23,887.7	(0.1)	123,813	50,574	111,942	121.3	(9.6)
UIB	Quibdo	34,114	341	26,951	7,803.5	(21.0)	214,193	84,104	156,507	86.1	(26.9)
CZU	Corozal	8,591	43	4,019	9,246.5	(53.2)	54,325	13,318	22,624	69.9	(58.4)
International Traffic		174,434	715	162,635	22,646.2	(6.8)	1,031,570	401,293	709,743	76.9	(31.2)
MDE	Rionegro	174,434	715	162,635	22,646.2	(6.8)	1,031,570	401,293	709,743	76.9	(31.2)
EOH	Medellin	-					-
MTR	Monteria	-	-	-			-	-	-
APO	Carepa	-	-	-			-	-	-
UIB	Quibdo	-	-	-			-	-	-
CZU	Corozal	-	-	-			-	-	-
Traffic Total Colombia		1,078,246	2,369	1,004,028	42,281.9	(6.9)	6,693,212	2,677,419	4,880,660	82.3	(27.1)
MDE	Rionegro	830,309	764	765,796	100,135.1	(7.8)	5,132,670	2,025,001	3,556,543	75.6	(30.7)
EOH	Medellin	98190	1,002	92,305	9,112.1	(6.0)	607,858	244,650	500,391	104.5	(17.7)
MTR	Monteria	87,586	138	95,527	69,122.5	9.1	560,353	259,772	532,653	105.0	(4.9)
APO	Carepa	19,456	81	19,430	23,887.7	(0.1)	123,813	50,574	111,942	121.3	(9.6)
UIB	Quibdo	34,114	341	26,951	7,803.5	(21.0)	214,193	84,104	156,507	86.1	(26.9)
CZU	Corozal	8,591	43	4,019	9,246.5	(53.2)	54,325	13,318	22,624	69.9	(58.4)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR
Lic. Adolfo Castro
+52-55-5284-0408
acastro@asur.com.mx

InspIR Group
Susan Borinelli
+1-646-330-5907
susan@inspirgroup.com